Alpine Income Trust
2500 Westchester Avenue, Suite 215
Purchase, NY 10577-2540

May 26, 2010

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:
Alpine Income Trust (File Nos.: 333-100289 and 811-21210) (the “Trust”) on behalf of the Alpine Ultra Short Tax Optimized Income Fund and Alpine Municipal Money Market Fund (each a “Fund,” collectively, the “Funds”)

Dear Ms. Hatch:

This correspondence is being filed in response to oral comments given to U.S. Bancorp Fund Services, LLC on May 3, 2010 as follow up to previous oral comments given to U.S. Bancorp Fund Services, LLC on March 31, 2010 regarding the review of the Trust’s most recent annual report dated October 31, 2009, filed on Form N-CSR on January 8, 2010.

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Schedule of Investments

1.
The Trust has previously stated that the Funds are relying on Rule 2a-7(d) as support for their disclosure of reset dates rather than maturity dates in their respective Schedules of Investments.  It is the Staff’s opinion that Rule 2a-7(d) is inapplicable to preparation of financial statement disclosure and that instead the Funds should be applying Rule 12-12 of Regulation S-X to the preparation of future financial statements.  The Staff further notes that, pursuant to Rule 12-12 of Regulation S-X, the Funds should disclose a security’s maturity date as part of its title, and may include an accompanying footnote that describes any demand feature applicable to the security.

Response:  The Trust responds by undertaking to prepare future financial statement disclosures in compliance with Rule 12-12 of Regulation S-X by disclosing maturity date rather than reset date and by indicating with a notation those securities with variable rates and/or demand features.  An example follows:

Demopolis Industrial Development Board, Delaware Mesa Farms, VRDN
(LOC: Wells Fargo Bank N.A.)
    0.450%, 10/01/2019 (Puttable on 05/07/2010) (a)

(a) Variable rate security - The rate reported is the rate in effect as of April 30, 2010.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Funds acknowledge that in connection with the comments made by the Staff regarding annual reports for registered investment companies filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Funds represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

If you have any questions regarding the enclosed, please do not hesitate to contact Rachel A. Spearo of U.S. Bancorp Fund Services, LLC at (414) 765-5384.

Very truly yours,

ALPINE INCOME TRUST

/s/Ronald Palmer
Ronald Palmer
Chief Financial Officer